RESULTS OF SPECIAL MEETING OF SHAREHOLDERS (UNAUDITED)

On December 10, 2004, a Special Meeting of Shareholders of New River Small Cap Fund was held and the following matter was voted upon:

(1) To approve a change in the Fund's sub-classification, as defined in Section 5(b) of the Investment Company Act of 1940, as amended, from "diversified" to "non-diversified" and to amend one of the Fund's fundamental investment restrictions concerning diversification.

        FOR        AGAINST       ABSTAIN
	240,346	  3,219		0